# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: United Maritime Corp, CIK 0001912847
CUSIP: Y92335101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 154 Vouliagmenis Avenue, Glyfada, Greece (J3), 166 74
Date of event which requires filing of this statement: 04/04/2025
Amends the filing with accession number 0001140361-23-000837
Filed by CIK 0001953130
Persons authorized to receive notices and communications: Stamatios Tsantanis, 154 Vouliagmenis Avenue, Glyfada, Greece (J3), 166 74, 0030 213 01 81 507

## Reporting persons
- Tsantanis Stamatios (CIK 0001953130): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: other (OO); sole voting power 1,194,534; shared voting power 0; sole dispositive power 1,194,534; shared dispositive power 0; aggregate amount beneficially owned 1,194,534 (12.98% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: United Maritime Corp
Address of issuer's principal executive offices: 154 Vouliagmenis Avenue, Glyfada, Greece (J3), 166 74
Comment: Explanatory Note: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "Commission") on January 6, 2023 as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on November 26, 2024 ("Amendment No. 1", and as further amended and supplemented by this Amendment No. 2, the "Schedule 13D") by the Reporting Person (as defined in Item 2), to reflect an increase in beneficial ownership of the Common Stock (as defined in Item 1) by the Reporting Person.

## Item 2. Identity and Background
Criminal convictions in the last five years: The Reporting Person has not been convicted in a criminal proceeding during the last five years.
Civil proceedings (securities laws) in the last five years:
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Except as set forth in this Amendment No. 2, there are no material changes to this Item 2 from Amendment No. 1.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Since the filing of Amendment No. 1, the Reporting Person has purchased 115,622 shares of Common Stock in open-market transactions as described in more detail below:

On April 3, 2025, 15,200 shares of Common Stock were purchased by the Reporting Person in open-market transactions at a weighted average price of $1.305 per share.

On April 4, 2025, 58,800 shares of Common Stock were purchased by the Reporting Person in open-market transactions at a weighted average price of $1.308 per share.

On April 4, 2025, 37,000 shares of Common Stock were purchased by the Reporting Person in open-market transactions at a weighted average price of $1.308 per share.

On April 9, 2025, 4,622 shares of Common Stock were purchased by the Reporting Person in open-market transactions at a weighted average price of $1.134 per share.

The source of funds for the purchases reported on this Amendment No. 2 was the personal funds of the Reporting Person. The transactions were effected in the open market, and the prices listed are rounded to the nearest cent and do not reflect brokerage commissions paid. The Reporting Person undertakes to provide to the staff of the Commission, upon request, full information regarding the number of shares purchased at each separate price as described herein.

On April 7, 2025, 160,000 shares of Common Stock were issued pursuant to the Issuer's 2022 Equity Incentive Plan, as amended and restated, to the Reporting Person in his capacity as the Issuer's Chairman and Chief Executive Officer.
Except as set forth in this Amendment No. 2, there are no material changes to this Item 3 from Amendment No. 1.

## Item 4. Purpose of Transaction
Purpose of transaction: There are no material changes to this Item 4 from Amendment No. 1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Aggregate number and percentage of class beneficially owned: 1,194,534 shares, or approximately 12.98% of the class, based on 9,204,267 shares of Common Stock outstanding as of April 7, 2024, based on information received from the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or direct the vote of 1,194,534 shares of Common Stock and the shared power to vote or direct the vote of 0 shares of Common Stock. The Reporting Person has the sole power to dispose or direct the disposition of 1,194,534 shares of Common Stock and the shared power to dispose or direct the disposition of 0 shares of Common Stock.
Transactions in the class effected during the past sixty days:
The information set forth in Item 3 above is hereby incorporated herein by reference.

Except as described herein, no transactions in the Common Stock have been effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The first paragraph of Item 6 is hereby amended and restated in its entirety to read as follows:

As described herein, the Reporting Person has been, and is expected in the future to be, granted shares of Common Stock in accordance with the Issuer's 2022 Equity Incentive Plan, as amended and restated, and pursuant to a Restricted Stock Award Agreement entered into between the Reporting Person and the Issuer, containing customary restrictions on transfer prior to the vesting of such shares. Pursuant to the Restricted Stock Award Agreements entered into between the Issuer and the Reporting Person, 48,000 shares of Common Stock and 80,000 shares of Common Stock, beneficially owned by the Reporting Person, remain unvested which vest on October 7, 2025 and April 7, 2026, respectively.

Except as set forth in this Amendment No. 2, there are no material changes to this Item 6 from Amendment No. 1.

## Signatures
- Tsantanis Stamatios: /s/ Stamatios Tsantanis, Stamatios Tsantanis (04/10/2025)